■ EX-99.1.
Changes in Affiliates (Addition)

1. Company to be affiliated
— Company Name: PHP
— Total Asset (KRW): 300,000,000
— Total Equity (KRW): 300,000,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 300,000,000
— Purpose of the company : rental residence construction and management
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 64
5. Date of Addition: February 1, 2007
6. Others
— POSCO E&C (POSCO Engineering & Construction Co., Ltd.), which is a subsidiary of POSCO, invests 100% of the total amount.
— Date of Addition above means the date when the Korea Fair Trade commission confirmed that PHP belongs to POSCO Business Group.